Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the shelf prospectus filed by Elbit Imaging Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009, of our report dated June 25, 2009, with respect to the consolidated balance sheet of Plaza Centers N. V. as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008, which report appears in the December 31, 2009 annual report on Form 20-F/A of Elbit Imaging Ltd..  As the offered securities pursuant to the shelf prospectus have not been and will not be registered under the Securities Act of 1933, this consent is not filed under the Securities Act of 1933.

/s/ KPMG Hungária Kft.
KPMG Hungária Kft.

Budapest, Hungary
January 26, 2011